EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended March 31,
	2003	2002

Net sales	$638,559	$552,677

Costs and expenses:
Cost of products sold	507,359	432,453
Selling, general, and administrative expenses	65,830	55,085
Research and development	5,056	3,592
Interest expense	3,426	4,072
Other costs (income), net	(493)	1,042
Minority interest in net income	207	140

Income before income taxes	57,174	56,293

Provision for income taxes	21,700	21,400

Net income	$35,474	$34,893

Basic earnings per share of common stock	$0.67	$0.66

Diluted earnings per share of common stock	$0.66	$0.65

Cash dividends paid per share of common stock	$0.28	$0.26

Weighted-average common shares outstanding	53,024	52,920

Weighted averaged common shares and common stock equivalents outstanding	53,807	53,603

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	March 31, 2003	December 31, 2002
ASSETS

Cash	$70,182	$56,401
Accounts receivable, net	322,121	321,790
Inventories, net	330,988	308,344
Prepaid expenses	38,363	35,120
Total current assets	761,654	721,655

Property and equipment, net	909,641	909,953

Goodwill	448,568	448,009
Other intangible assets, net	74,824	76,176
Deferred charges and other assets	99,854	100,857
Total	623,246	625,042

TOTAL ASSETS	$2,294,541	$2,256,650

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current portion of long-term debt	$1,015	$3,516
Short-term borrowings	3,478	1,714
Accounts payable	226,109	230,468
Accrued salaries and wages	51,071	71,610
Accrued income and other taxes	31,537	18,545
Total current liabilities	313,210	325,853

Long-term debt, less current portion	717,835	718,277
Deferred taxes	107,524	106,050
Deferred credits and other liabilities	150,836	143,056
Total liabilities	1,289,405	1,293,236

Minority interest	4,555	4,440

Stockholders’ equity:

Common stock issued and outstanding (61,501,862 and 61,344,887 shares)	6,150	6,134
Capital in excess of par value	254,356	248,206
Retained income	1,073,094	1,052,475
Other comprehensive income (loss)	(82,675)	(97,497)
Common stock held in treasury at cost (8,401,149 and 8,401,149 shares)	(250,344)	(250,344)
Total stockholders’ equity	1,000,581	958,974

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,294,541	$2,256,650

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2003	2002
Cash flows from operating activities

Net income	$35,474	$34,893
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,197	29,406
Minority interest in net income	207	140
Stock award compensation	3,470	3,738
Deferred income taxes	1,201	3,180
Loss (gain) of unconsolidated affiliated companies	(186)	1,120
Loss (gain) on sales of property and equipment	18	279
Changes in working capital, net of effects of acquisitions	(24,528)	(12,156)
Net change in deferred charges and credits	4,925	2,257

Net cash provided by operating activities	53,778	62,857

Cash flows from investing activities
Additions to property and equipment	(26,277)	(15,328)
Business acquisition adjustments, net of cash acquired	(650)	35
Proceeds from sales of property and equipment	39	40

Net cash used in investing activities	(26,888)	(15,253)

Cash flows from financing activities
Change in long-term debt	(12)	(30,609)
Change in short-term debt	(690)	(48)
Cash dividends paid to stockholders	(14,855)	(13,764)
Stock incentive programs	102

Net cash used by financing activities	(15,455)	(44,421)

Effect of exchange rates on cash	2,346	36

Net increase in cash	13,781	3,219

Cash balance at beginning of year	56,401	35,101

Cash balance at end of period	$70,182	$38,320

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Held In Treasury	Total Stockholders’ Equity

Balance at December 31, 2000	$6,097	$237,100	$854,506	$(49,855)	$(249,091)	$798,757

Net income			140,325			140,325
Translation adjustment				(6,634)		(6,634)
Pension liability adjustment, net of $(108) tax benefit				(170)		(170)
Total comprehensive income						133,521
Cash dividends paid on common stock $1.00 per share			(52,812)			(52,812)
Stock incentive programs and related tax effects	30	7,878				7,908
Purchase of 30,000 shares of common stock					(1,226)	(1,226)

Balance at December 31, 2001	6,127	244,978	942,019	(56,659)	(250,317)	886,148

Net income			165,515			165,515
Translation adjustment				7,015		7,015
Pension liability adjustment, net of $(29,313) tax benefit				(47,853)		(47,853)
Total comprehensive income						124,677
Cash dividends paid on common stock $1.04 per share			(55,059)			(55,059)
Stock incentive programs and related tax effects	7	3,228				3,235
Common stock transaction (761 shares) related to an escrow settlement of a previous subsidiary acquisition					(27)	(27)

Balance at December 31, 2002	6,134	248,206	1,052,475	(97,497)	(250,344)	958,974

Net income for the first three months of 2003			35,474			35,474
Translation adjustment for the first three months of 2003				14,822		14,822
Total comprehensive income*						50,296
Cash dividends paid on common stock $.28 per share			(14,855)			(14,855)
Stock incentive programs and related tax effects	16	6,150				6,166

Balance at March 31, 2003	$6,150	$254,356	$1,073,094	$(82,675)	$(250,344)	$1,000,581

* Total comprehensive income for the first quarter of 2002 was $32,545.

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2002.

Note 2 - Accounting for Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.  An amendment of FASB Statement No. 123.”  The Company is choosing to continue with its current practice of applying the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees.”  The Company has adopted the disclosure requirements of SFAS No. 148 in its discussion of stock based employee compensation but the alternative transition options made available by the standard are not being implemented.

The intrinsic value method is used to account for stock-based compensation plans.  If compensation expense had been determined based on the fair value method with the pro forma compensation expense reflected over the vesting period, net income and income per share would have been adjusted to the pro forma amounts indicated below:

	For the Quarter Ended March 31,
(dollars in thousands, except per share amounts)	2003	2002
Net income - as reported	$35,474	$34,893
Add: Stock-based compensation expense included in net income, net of related tax effects	2,153	2,317
Deduct: Total stock-based compensation expense determined under fair value, net of related tax effects	(2,523)	(2,594)

Net income - pro forma	$35,104	$34,616

Basic earnings per share - as reported	$0.67	$0.66
Basic earnings per share - pro forma	$0.66	$0.65

Diluted earnings per share - as reported	$0.66	$0.65
Diluted earnings per share - pro forma	$0.65	$0.65

Note 3 – Adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”

Effective January 1, 2002, the Company adopted the reporting requirements of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” and, as required, has applied its requirements to acquisitions made after June 30, 2001.  Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment.  Contractual or separable intangible assets that have finite useful lives will continue to be amortized over their useful lives.

SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level at adoption and at least annually thereafter, utilizing a two-step methodology.  The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit.  If the fair value exceeds the carrying value, no impairment loss would be recognized.  However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired.  The amount of the impairment, if any, would then be measured in the second step.

In connection with adopting this standard as of January 1, 2002, during the first quarter, and as of September 30, 2002, during the fourth quarter, the Company completed step one of the test for impairment, which indicated that the carrying value of each reporting unit was less than their estimated fair values, as determined utilizing various evaluation techniques including discounted cash flow and comparative market analysis.  Accordingly, step two was not required.  The Company also reassessed the useful lives and the classifications of identifiable intangible assets and determined that they continue to be appropriate.

Changes in the carrying amount of goodwill attributable to each reportable operating segment follows:

(in thousands)	Flexible Packaging Segment	Pressure Sensitive Materials Segment	Total

Reported balance at December 31, 2002	$397,301	$50,708	$448,009

Currency translation and other adjustments	635		635

Reported goodwill balance at March 31, 2003	$397,936	$50,708	$448,644

The components of amortized intangible assets follow:

	March 31, 2003		December 31, 2002
Intangible Asset (in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Contract based	15,323	(3,684)	15,323	(3,233)
Technology based	51,992	(5,863)	52,034	(5,285)
Marketing related	9,264	(663)	9,075	(292)
Customer based	9,556	(1,177)	9,367	(813)
Reported balance	$86,135	$(11,387)	$85,799	$(9,623)

Amortization expense for intangible assets during the first quarter of 2003 was $1.7 million.  Estimated amortization expense for the remainder of 2003 is $4.7 million; for 2004, 2005, and 2006 is $6.3 million each year; and $6.2 million for 2007 and 2008 each.

Note 4 - Segments of Business

The Company’s business activities are organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conform to this organizational structure with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based on operating profit, which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.  A summary of the Company’s business activities reported by its two business segments follows:

	For the Quarter Ended March 31,
Business Segments (in millions)	2003	2002
Net Sales to Unaffiliated Customers:
Flexible Packaging	$514.4	$434.8
Pressure Sensitive Materials	124.2	118.1

Intersegment Sales:
Flexible Packaging		(0.2)
Pressure Sensitive Materials
Total	$638.6	$552.7

Operating Profit and Pretax Profit:
Flexible Packaging	$66.7	$64.1
Pressure Sensitive Materials	2.5	5.0
Total operating profit	69.2	69.1

General corporate expenses	(8.4)	(8.6)
Interest expense	(3.4)	(4.1)
Minority interest in net income	(0.2)	(0.1)
Income before income taxes	$57.2	$56.3

Identifiable Assets:
Flexible Packaging	$1,802.4	$1,498.6
Pressure Sensitive Materials	370.3	345.9
Total identifiable assets	2,172.7	1,844.5
Corporate assets	121.8	90.3
Total	$2,294.5	$1,934.8

Note 5 - Taxes Based On Income

The Company’s 2003 effective tax rate of 38% differs from the federal statutory rate of 35% primarily due to state and local income taxes.

Note 6 - Inventories

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

(in thousands)	March 31, 2003	December 31, 2002

Raw materials and supplies	$111,906	$101,003
Work in process and finished goods	236,731	220,841
Total inventories, gross	348,637	321,844
Less inventory reserves	(17,649)	(13,500)

Total inventories, net	$330,988	$308,344

Note 7 - Earnings Per Share Computations

	Three Months Ended March 31,
	2003	2002

Income available to common stockholders (numerator)	$35,474,000	$34,893,000
Weighted-average common shares outstanding (denominator)	53,023,684	52,916,656

Basic earnings per share of common stock	$0.67	$0.66

Dilutive effects of stock option and stock awards, net of windfall tax benefits	783,459	686,839
Weighted-average common shares and common stock equivalents outstanding (denominator)	53,807,143	53,603,495

Diluted earnings per share of common stock	$0.66	$0.65

Certain options outstanding at March 31, 2003, totaling 354,535 shares, were not included in the computation of diluted earnings per share because they would not have had a dilutive effect at that time.